Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103-2921

Tel: 215.963.5000

Fax: 215.963.5001

www.morganlewis.com

March 23, 2016

FILED AS EDGAR CORRESPONDENCE

Lisa Larkin, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Calamos Phineus Long/Short Fund 485(a) Filing (File Nos. 033-19228 and 811-05443)

Dear Ms. Larkin:

On behalf of our client, Calamos Advisors LLC (the “Adviser”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone on December 17, 2015, regarding Calamos Investment Trust’s (the “Trust”) post-effective amendment no. 97, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 99, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement on Form N-1A filed with the SEC on November 6, 2015 pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Calamos Phineus Long/Short Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Class A and Class C Prospectus and Class I Prospectus

1.	Comment. In connection with responding to the comments provided by the Staff to the Amendment:

a. Please respond to all comments in writing and file such responses with the SEC as a correspondence filing via EDGAR. Please file such correspondence in advance of filing the post-effective amendment to the Trust’s registration statement that will be filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, that incorporates such responses into the registration statement (the “485(a) Filing”).

Response. We have responded in writing to all of the comments and will file our correspondence in advance of the 485(a) Filing.

b. Please provide Tandy representations in the letter responding to the Staff’s comments.

Response. Please see the Tandy representations at the end of this letter.

c. Please note that where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Amendment.

Response. The Trust confirms that it is aware that a comment made in one location is applicable to all similar disclosure appearing elsewhere in the Amendment and that it has attempted to revise applicable disclosure consistent with this comment.

2.	Comment. In the “Shareholder Fees” table”:

a. Please indent “Interest and dividend expense on short positions” to reflect that it is a subset of the “Other Expenses” line item.

Response. The requested change has been made.

b. Please add the word “Fund” after the word “Annual” in the line items currently labeled “Total Annual Operating Expenses” and “Total Annual Operating Expenses After Reimbursement.”

Response. The requested change has been made.

c. (i) Please confirm whether the expenses in the “Expense Reimbursement” line item should be lower and, accordingly, the expenses in the “Total Annual Operating Expenses After Reimbursement” line item should be higher because short interest and short dividend expenses are excluded from the contractual fee waiver/expense reimbursement. (ii) If the expenses need to be updated, please reflect the updated expenses in the Shareholder Fees tables and Examples in the prospectuses filed as part of the post-effective amendment that will be filed pursuant to the 485(a) Filing.

Response. (i) The Trust confirms that the “Expense Reimbursement” line item should be lower and, accordingly, the expenses in the “Total Annual Operating Expenses After Reimbursement” line item should be higher than as provided in the Amendment. (ii) The requested change has been made.

3.	Comment. In the Example:

a. Please confirm supplementally that the “Example” only shows the effect of the contractual fee waiver/expense reimbursement for the term of the expense limitation agreement.

Response. The Trust confirms that the “Example” only shows the effect of the contractual fee waiver/expense reimbursement for the term of the expense limitation agreement.

b. Please confirm supplementally whether sales charges are imposed on reinvested dividends. If so, please add the appropriate language from Item 3 of Form N-1A in accordance with Instruction 4(d) of such Item.

Response. The Trust confirms that sales charges are not imposed on reinvested dividends.

4.	Comment. In the Fund’s “Principal Investment Strategies” section:

a. Please disclose the equity securities in which the Fund will invest principally (common, preferred, American Depositary Receipts (“ADRs”), etc.) and add corresponding risk disclosures in the “Principal Risks” section, as appropriate.

Response. The requested change has been made.

b. Please confirm supplementally that the Fund will not concentrate in a specific industry or, in the alternative, add related disclosure regarding the industries in which it will concentrate and the risks related to such concentration.

Response. The Trust confirms that the Fund will not concentrate in a specific industry.

c. Please explain supplementally how the Fund will monitor investments to ensure they do not exceed concentration limits.

Response. The Adviser continuously monitors investment limitations, including concentration limits, through the use of pre- and post-trade technology and has compliance systems in place that notify the Adviser when the Fund is approaching the 25% investment limitation in any one industry to seek to ensure that the Fund does not exceed such threshold.

d. Please include a plain English explanation of long and short investing.

Response. The requested change has been made.

e. With respect to the Fund’s investment in derivatives, please consider the Staff’s observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the “Miller Letter”).

Response. The Trust has included new disclosure in the “Principal Investment Strategies” section in response to this comment and confirms that it believes that the disclosure in the Amendment is consistent with the Staff’s observations in the Miller Letter.

5.	Comment. In the Fund’s “Principal Risks” section:

a. Pursuant to Item 4(b)(1)(iv) of Form N-1A, please add a risk factor relating to the non-diversified status of the Fund.

Response. The requested change has been made.

b. The “Equity Securities Risk” factor discloses that the value of an investment in the Fund may fall if the market prices of the securities owned by the Fund decreases. The “Short Sale Risk” factor immediately following this disclosure provides that the Fund could incur a loss if the market value of the borrowed security increases. Consider revising the disclosure to clarify for investors how the Fund’s portfolio will be affected by rising and falling securities prices.

Response. The requested change has been made.

c. Under “Sector Risk,” please change the words “effecting” and “effected” to “affecting” and “affected,” respectively, if the words are intended to mean “influencing.”

Response. The requested change has been made.

d. Please reference investments in ADRs and small and medium capitalization securities in the “Principal Investment Strategies” section.

Response. The “Principal Investment Strategies” section has been revised to include investments in ADRs and the equity securities of issuers “of all market capitalizations.”

e. If unsponsored ADRs are a principal investment strategy of the Fund, please add corresponding principal risk disclosure.

Response. The Adviser confirms that unsponsored ADRs are not a principal investment strategy of the Fund. Therefore, corresponding principal risk disclosure has not been added.

f. The term “forward foreign currency contract” is used in the “Forward Foreign Currency Risk” disclosure, while the term “foreign forward currency contract” is used in the “Derivatives Risk” disclosure. Please consider using the same term in each risk disclosure.

Response. The requested change has been made.

g. Under “Futures and Forward Contracts Risk,” please clarify the disclosure generally and also describe how futures contracts and forward contracts operate, either in this section or in the “Principal Investment Strategies” section.

Response. The requested change has been made.

h. Under “Leveraging Risk,” please explain the meaning of the term “leverage” and how the Fund will use it.

Response. The requested change has been made.

6.	Comment. In the section currently titled “Performance,” please add the word “Fund” prior to “Performance.”

Response. The requested change has been made.

7.	Comment. Please respond to the following requests for supplemental information:

a. Please describe the background of the Predecessor Fund including when and why it was created.

Response. The Predecessor Fund was formed in February 2002 by Michael Grant, the Fund’s portfolio manager, to provide the ability to implement his investment philosophy and proposed long/short investment strategy through a pooled investment vehicle, which would enable potential future economies of scale if fund assets increased, and meet certain investors’ product preferences. Throughout the Predecessor Fund’s existence, Mr. Grant has served as portfolio manager. In September 2015, the Adviser acquired Phineus Partners, L.P. (the “Acquisition”), the Predecessor Fund’s investment advisor, at which time Mr. Grant became an employee of the Adviser.

b. Please state whether the Adviser manages any other accounts that are materially equivalent to the Predecessor Fund (“Equivalent Accounts”).

Response. The Predecessor Fund is the U.S. feeder of a master-feeder fund structure, consisting of the Phineus Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), and the Phineus Voyager Offshore Fund Ltd., also a Cayman Islands exempted company (the “Offshore Feeder”). The Adviser currently anticipates that the Master Fund and Offshore Feeder will continue to exist following the reorganization of the Predecessor Fund into the Fund (the “Reorganization”). The Master Fund and Offshore Feeder, therefore, may be considered Equivalent Accounts in that they have historically invested as a commingled whole along with the Predecessor Fund. The Adviser does not believe that any other currently managed accounts are materially equivalent to the Predecessor Fund in strategy and structure.

c. Please state whether the Equivalent Accounts, if any, have been or are anticipated to be converted into mutual funds. If not, please discuss why not.

Response. The Predecessor Fund, Offshore Feeder and Master Fund are the three funds managed by the Adviser, and by Phineus Partners, L.P. prior to the Acquisition, pursuant to Michael Grant’s long/short investment strategy. Of the three funds, the Adviser determined to reorganize the Predecessor Fund into the Fund because the Predecessor Fund is domiciled in Delaware and its investor base consists entirely of U.S. investors, and, accordingly, there is an established framework for consummating the Reorganization under applicable state and federal securities and tax laws and regulations. In comparison, a reorganization of the Offshore Feeder would present many additional legal, tax and logistical issues stemming from the fact that its investor base currently consists of both U.S. tax-exempt and non-U.S. investors and that the Offshore Feeder is domiciled in the Cayman Islands. Such issues would include, but would not be limited to, anti-money laundering and “know your customer” rules, tax withholding issues, Alternative Investment Fund Managers Directive requirements and the requirements applicable to the Fund making a private offering in certain foreign countries in which the Offshore Fund’s non-U.S. investors are located. Similar issues would arise if the Master Fund were reorganized into the Fund.

The Adviser is currently reviewing various options relating to the future status of the Master Fund and Offshore Feeder. These options include, but are not limited to, (i) keeping the Master Fund and/or Offshore Feeder active and continuing to serve as investment manager to either or both of them, and (ii) liquidating one or both funds and returning capital to their investors. If the Adviser determines to liquidate the Master Fund and/or Offshore Feeder, it will work with the investors of these funds to find alternative similarly-managed products in which they may want to invest, which may include the Fund.

d. Please explain why the Predecessor Fund was chosen to be converted to a mutual fund.

Response. The Adviser is primarily in the business of providing investment advisory services to registered investment companies. Similarly, its affiliated broker-dealer, Calamos Financial Services LLC (“CFS”), is a limited purpose broker-dealer with substantial experience and expertise in marketing and distributing registered investment companies. In reviewing the Predecessor Fund’s investment strategy and performance, the Adviser has concluded that the Predecessor Fund’s investment strategy was suitable for a mutual fund and believes that the historical performance record of the Predecessor Fund achieved through implementation of that investment strategy is favorable. Conversion of the Predecessor Fund would enable the Adviser and CFS, as service providers to the Fund, to offer the same investment strategy to a broad range of potential shareholders, which could also benefit the Predecessor Fund’s limited partners to the extent increased services are provided or economies of scale may be achieved.

e. Please state whether the performance of any Equivalent Account is worse than the Fund’s performance.

Response. As part of a master-feeder structure, each of the Offshore Feeder and the Predecessor Fund participated through their ownership of shares in the Master Fund pro rata in a single pool of invested assets, such that performance differed only to the extent feeder fund-specific expenses were allocated to each respective feeder. Therefore, to the extent the Master Fund and Offshore Feeder represent Equivalent Accounts, the Adviser does not believe that performance materially differed for all comparable periods.

f. Please state whether the Predecessor Fund will transfer substantially all or only a portion of its portfolio securities to the Fund.

Response. The Predecessor Fund anticipates transferring substantially all of its portfolio securities to the Fund in connection with the Reorganization.

g. Please state whether the Adviser believes the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code of 1986, as amended.

Response. The Adviser believes, following a review of historical portfolio records and due to the nature of its investment strategy and parameters, that the Predecessor Fund could have complied with the diversification requirements of Subchapter M of the Internal Revenue Code of 1986, as amended.

h. Please state whether the Adviser can represent that it maintains records to support the calculation of the Predecessor Fund’s performance in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response. While the Adviser does not necessarily concur that including the Predecessor Fund’s performance in the prospectus is an advertisement that is subject to Rule 204-2(a)(16) under the Advisers Act, the Adviser believes it maintains records sufficient to support the calculation of the Predecessor Fund’s performance in accordance with Rule 204-2(a)(16).

8.	Comment. Please supplementally confirm that the Fund will file the following financial statements of the Predecessor Fund as Exhibits to the 485(a) Filing: (i) the audited, Regulation S-X compliant financial statements as of December 31, 2015 of the Predecessor Fund, which includes the audited financial statements and auditor report for the Master Fund, the audit of which was conducted in accordance with the standards of the Public Company Accounting Oversight Board (the “PCAOB”); (ii) an unaudited schedule of investments for the Master Fund as of June 30, 2015; (iii) an audited, Regulation S-X compliant schedule of investments for the Master Fund as of December 31, 2014, the audit of which audit was conducted in accordance with the standards of the PCAOB and (iv) the audited financial statements as of December 31, 2014 of the Predecessor Fund, which includes the audited financial statements and auditor report for the Master Fund.

Response. The Trust confirms that the above referenced financial statements and schedules have been attached as an Exhibit to the 485(a) Filing.

9.	Comment. In the “Additional Information About Investment Strategies and Related Risks” section:

a. In the first paragraph under the “Primary Research Efforts” sub-heading, please provide a plain English explanation of the phrases “quantitative screens” and “style based.”

Response. The requested changes have been made.

b. In the second paragraph under the “Primary Research Efforts” sub-heading, please consider whether the terms “sector,” “industry,” and “sub-sector” are used consistently as intended and revise such disclosures, as appropriate, to clarify that the Fund will not concentrate in any industry.

Response. The Adviser notes that the referenced disclosure relates to the Adviser’s research process and not to the ultimate industries in which the Fund may invest that would implicate concentration in any industry. Notwithstanding the foregoing, the requested changes have been made.

c. In the first paragraph under the “Portfolio Construction” sub-heading, please describe in plain English the meaning of the phrase “gross and net exposure.”

Response. The requested change has been made.

d. In the last sentence under the “Portfolio Construction” sub-heading, please consider adding the phrase “the Adviser considers” after “Finally” and replacing the word “is” with the phrase “to be.”

Response. The requested change has been made.

e. Please add disclosure regarding the risks of investing in ETFs if such investments are a principal investment strategy of the Fund.

Response. The requested change has been made.

f. Please consider making the equity risk headings in the summary and statutory risk sections, “Equity Securities Risk” and “Equity Investment Risk,” respectively, consistent with each other.

Response. The requested change has been made.

10.	Comment. In the “Who Manages the Fund” section:

a. Please confirm that the disclosure regarding the contractual expense limitation agreement is consistent with any new disclosure added in response to Comment 2c.

Response. The Trust confirms that the disclosure regarding the contractual expense limitation agreement is consistent with any new disclosure added in response to Comment 2c.

b. Pursuant to Item 10(a)(3) of Form N-1A, please consider describing litigation only if such litigation is material to the Fund, the Adviser or the Fund’s principal underwriter.

Response. The Trust believes that the current disclosure describing litigation is consistent with the parameters of Form N-1A and respectfully declines to make the requested change.

11.	Comment. Please consider revising the “Transaction Restrictions” and “Excessive Trading Policies and Procedures” sections to remove redundant language.

Response. The requested change has been made.

12.	Comment. Pursuant to Item 12(a)(5) of Form N-1A, please confirm whether (i) the Fund makes available, free of charge, information about the purchase of Fund shares and (ii) that such disclosure is included within the prospectuses. If not, please provide appropriate disclosure.

Response. In response to this comment, the phrase “free of charge” has been added to the last sentence in the “How do I obtain a breakpoint discount or purchase Class A shares without a sales charge?” section of Class A and Class C Prospectus, as follows:

“Additional information regarding applicable sales loads and discounts may be found in the Fund’s SAI, which can be obtained free of charge on CALAMOS ADVISORS’ website at www.calamos.com.”

The Trust believes that the above disclosure is responsive to the applicable parameters of Item 12(a)(5) of Form N-1A.

13.	Comment. On the back cover of the prospectuses, please revise the SEC’s zip code to read “20549-1520.”

Response. The requested change has been made.

14.	Comment. The last paragraph of the “Valuation Procedures” section of the Class I prospectus is different than the last paragraph in the same section of the Class A and Class C prospectus. Please revise the disclosure to make such paragraphs consistent or explain supplementally the reasons why they should be different.

Response. The disclosure in the Class I prospectus has been amended to be consistent with the disclosure in the Class A and Class C prospectus.

Comments on the Statement of Additional Information.

15.	Comment. If “Swaps, Caps, Floors and Collars” and “Warrants” are principal investments and principal investment-related practices of the Fund, as noted in the table on page 1, then please add corresponding disclosure under the “Principal Investment Strategies” and “Principal Risks” sections of the prospectuses.

Response. The Adviser has confirmed that the instruments discussed under the “Swaps, Caps, Floors and Collars” and “Warrants” sections of the SAI will not be principal investment strategies of the Fund at this time. Accordingly, “Swaps, Caps, Floors and Collars” and “Warrants” are now designated as non-principal investment strategies on page 1 of the SAI.

16.	Comment. With respect to the disclosure under the “Mortgage-Related and Other Asset-Backed Securities” heading, please confirm supplementally that the Fund will not invest more than 15% of its net assets in collateralized loan obligations.

Response. The Trust confirms that the Fund will not invest more than 15% of its net assets in collateralized loan obligations.

17.	Comment. Under the “Structured Products” heading:

a. Please confirm supplementally that the Trust intends to exclude “synthetic convertibles” from the disclosure in this section. If it does not, please provide appropriate disclosure.

Response. The Trust notes that the disclosure relating to “synthetic convertibles” is found under the heading “Synthetic Convertibles Instruments” in the SAI. Therefore, the Trust has not provided or revised any disclosure in response to this comment.

b. Please confirm whether the Fund will invest in junior or equity tranches of structured products. If it will, please provide appropriate disclosure.

Response. The Adviser has confirmed that the Fund will not invest in junior or equity tranches of structured products. Therefore, the Trust has not provided any disclosure in response to this comment.

18.	Comment. Under the heading “Investment Restrictions,” please add “or group of industries” after “any particular industry” in investment restriction (v).

Response. The Trust does not believe it is necessary to reference “or group of industries” in an investment restriction relating to not concentrating in a particular industry. Rather, the Trust believes that including the phrase “or group of industries” would only be necessary when a fund will concentrate its investments in the securities of issuers engaged in a group of particular industries. Therefore, the Trust respectfully declines to add the requested disclosure.

19.	Comment. In the “Trustees Who Are Interested Persons of the Trust” and “Trustees Who Are Not Interested Persons of the Trust” tables:

a. In the “Positions(s) with the Trust” column, please add “and Length of Time with the Trust” to the end of the heading.

Response. The requested change has been made.

b. Please disclose in the table Mr. Calamos’ position as Chairman of the Board.

Response. The requested change has been made.

c. Pursuant to Instruction 3 to Item 17(a)(1) of Form N-1A, in the “Principal Occupation(s) and Other Directorships” column, please add a parenthetical explaining the principal business of any company listed unless the principal business is implicit in the name.

Response. The Trust believes that the current disclosure meets the requirements of Instruction 3 to Item 17(a)(1) of Form N-1A. Therefore, no disclosure has been added in response to this comment.

20.	Comment. Please consider clarifying the disclosure in the second sentence of the second paragraph under the heading “Code of Ethics.”

Response. The second sentence of the second paragraph relates to “seed” or similar investments by certain affiliates of the Adviser in investment products managed by the Adviser, where such investments are intended to benefit the investment product for expense and distribution purposes. Accordingly, such investments are not subject to restrictions of the Code of Ethics regarding short term or speculative trading. The Trust believes that the current disclosure fairly describes these circumstances. Therefore, no disclosure has been added in response to this comment.

21.	Comment. In the second to the last paragraph, under the heading “Disclosure of Portfolio Holdings,” please clarify whether there is a standard that should be included with the disclosed “process and review,” such as “in the best interest of shareholders.”

Response. The requested change has been made.

22.	Comment. In the “Expenses” section, please confirm that the disclosure in the second paragraph regarding the contractual expense limitation agreement is consistent with any new disclosure added in response to Comment 2c.

Response. The Trust confirms that the disclosure in the second paragraph of the “Expenses” section regarding the contractual expense limitation agreement is consistent with any new disclosure added in response to Comment 2c.

23.	Comment. After the “Control Persons and Principal Shareholders” section, please add a “Custodian and Transfer Agent” section as per the table of contents.

Response. The requested change has been made.

Comments on the Part C.

24.	Comment. In accordance with Comment 9, please revise the list of Predecessor Fund financial statements set forth in Item 28(q) that will be filed as exhibits to the 485(a) Filing.

Response. The requested change has been made.

* * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese
David W. Freese

cc:	J. Christopher Jackson, Calamos Investments LLC
Christopher Russell, Calamos Investments LLC
Sean Graber, Morgan, Lewis & Bockius LLP